SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

State Registry (NIRE) 35300016831

MATERIAL FACT

Beginning of the Second Ordinary Tariff Review of Sabesp

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to Article 157, Paragraph 4 of Law 6404/76 and CVM Instruction No. 358/02, hereby announces to its shareholders and to the market in general that, on January 19, 2017, the Regulatory Agency of Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) published the ARSESP Resolution No. 706, which deals with the beginning of the second ordinary tariff review of Sabesp and other measures, as follows:

"IT RESOLVES THAT:

Article 1 - Approves the beginning of the 2nd Tariff Review of SABESP and discloses the timeline connected to its initial stage (Appendix).

Article 2 - The Preliminary Maximum Average Tariff (Preliminary Po) will be authorized up until June 10, 2017, and applied pursuant to Article 39 of Law No. 11445/2007, subject to the conclusion of the activities to be carried out with the support of the advisory firm hired;

Sole Paragraph - The Final Maximum Average Tariff (Final Po) will be disclosed and authorized up until April 10, 2018.

Article 3 - The same methodology used and approved for the 1st Ordinary Tariff Review of SABESP will be applied in the initial stage of the tariff review, as established in the Final Technical Note No. RTS/01/2012 - Detailed Methodology for the Tariff Review Process of SABESP, available on ARSESP's website: www.arsesp.sp.gov.br

Article 4 - The differences in the revenues ascertained from the authorized tariff values on June 10, 2017 (Preliminary Po) and the tariff values ascertained after the conclusion of the tariff review (Final Po) will be properly offset, and employed to the public service tariffs for water supply and sanitation, at the time of the tariff adjustment, which will take place on April 11, 2018."

The full text of Resolution No. 706 with the initial timeline for the 2nd Tariff Review can be found on ARSESP's and Sabesp's website.

São Paulo, January 19, 2017

Edison Airoldi

Technology, Projects and Environment Officer

acting as the Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 19, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.